Filed pursuant to Rule 424(b)(5)

Registration No. 333-288405

PROSPECTUS SUPPLEMENT

(To prospectus dated September 22, 2025

To Prospectus Supplement dated January 23, 2026)

INTERACTIVE STRENGTH INC.

Up to $6,057,000

Common Stock

This prospectus supplement amends, supplements and supersedes certain information contained in the prospectus supplement dated January 23, 2026 and its accompanying prospectus dated September 22, 2025 (collectively, the “Prior Prospectus”), relating to the offer and sale of our common stock, par value $0.0001 per share (the “Common Stock”) through H.C. Wainwright & Co., LLC (“Wainwright”), as sales agent, in “at the market offerings” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, pursuant to the At the Market Offering Agreement with Wainwright dated as of May 17, 2024 (the “Sales Agreement”).

Information in this prospectus supplement reflects a one for ten (1-for-10) reverse stock split of our Common Stock, which was effected on February 24, 2026.

From January 23, 2026 through March 6, 2026 we have sold shares of Common Stock with an aggregate value of $1,673,180 pursuant to the Sales Agreement.

Our common stock is listed on the Nasdaq Capital Market under the symbol “TRNR.” On March 5, 2026, the last reported sale price of our common stock was $1.73 per share.

As of March 6, 2026, the aggregate market value of our outstanding Common Stock held by non-affiliates, or public float calculated for purposes of General Instruction I.B.6 of Form S-3, was approximately $23,191,875, based on 2,034,385 shares of outstanding Common Stock as of March 6, 2026, of which 10 shares were held by affiliates, and a price of $11.40 per share, which was the price at which our Common Stock was last sold on the Nasdaq Capital Market on January 7, 2026.

We are filing this prospectus supplement to amend the Prior Prospectus to update the amount of shares we are eligible to sell under our Registration Statement. We are increasing the amount of shares of Common Stock we may offer and sell under the Sales Agreement to an aggregate offering price of up to $6,057,000 from time to time through Wainwright. We have sold shares of Common Stock with an aggregate value of $1,673,180 pursuant to General Instruction I.B.6 of Form S-3 during the prior 12-calendar month period that ends on and includes the date of this prospectus supplement. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a public primary offering with a value exceeding one-third of our public float in any 12-month calendar period so long as our public float remains below $75.0 million.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this prospectus supplement is March 6, 2026.